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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $14,999

COST OF OPERATION                                           15,780

OPERATING LOSS                                                (781)

NONOPERATING INCOME                                            964

INCOME BEFORE FEDERAL INCOME TAXES                             183

FEDERAL INCOME TAXES                                           182

NET INCOME                                                 $     1



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $ 1

NET INCOME                                                      1

BALANCE AT END OF PERIOD                                      $ 2


The common stock of the Company is wholly owned by Ohio Power Company.

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 50,440
  Accumulated Depreciation and Amortization                  48,475

         NET MINING PLANT                                     1,965

OTHER PROPERTY AND INVESTMENTS                               12,567

CURRENT ASSETS:
  Cash and Cash Equivalents                                  56,167
  Accounts Receivable:
    General                                                     702
    Affiliated Companies                                      3,019
  Coal                                                          215
  Materials and Supplies                                      6,704
  Prepayments                                                   112

         TOTAL CURRENT ASSETS                                66,919

DEFERRED INCOME TAXES                                        54,297

DEFERRED CHARGES                                                295

           TOTAL                                           $136,043

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        September 30,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                              2

         TOTAL SHAREHOLDER'S EQUITY                              9

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       47,819
  Accrued Reclamation Costs                                 45,090
  Mine Closure Costs                                        14,412
  Other Operating Reserves                                  10,856

         TOTAL OTHER NONCURRENT LIABILITIES                118,177

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,642
    Affiliated Companies                                       337
  Taxes Accrued                                              6,241
  Accrued Reclamation Costs                                  2,490
  Accrued Vacation Pay                                       1,015
  Workers' Compensation Claims                                 609
  Other                                                        933

         TOTAL CURRENT LIABILITIES                          13,267

DEFERRED CREDITS                                             4,590

           TOTAL                                          $136,043

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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999

   Litigation

       As discussed in Note 2 of the Notes to Financial Statements in the 1998 Annual Report, the deductibility of certain interest deductions related to American Electric Power's (AEP's) corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through September 30, 1999 would increase expenses by approximately $10.8 million (including interest). The Company has made no provision for any possible impact from this matter.

       The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

       In order to resolve this issue, the Company filed suit against the United States (US) in the US District Court for the Southern
   District of Ohio in March 1998. A US Tax Court judge recently decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed.
   Notwithstanding the decision in Winn-Dixie, management believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

   Layoffs

       In August 1999 the Company announced plans to reduce the 232-member work force at its Muskingum Mine by approximately one-half as a consequence of AEP's efforts to comply with Phase II of the Clean Air Act Amendments of 1990.

       In October 1999 the Company discontinued mining operations, except for incidental coal mining available during the final reclamation process, and reduced approximately 100 positions, which included those represented by the United Mine Workers of America
   (UMWA) as well as non-represented salaried positions. The remaining employees will finish reclamation work and complete incidental mining activities.


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                         CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                      (in thousands, except as noted)
                                                                                               July through
                                                                                                 September
                                                                                                   1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                         $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.43% per annum, 2.6075% per quarter                                                 .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                   $   -
            2. Year-to-Date                                                                      $   -

       D. Net Income per Statement of Income                                                     $      1
            Add: Interest Charges                                                                    -
            Less: Nonoperating Income                                                                 964

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                   $   (963)
            2. Year-to-Date                                                                      $ (2,178)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                           $ 15,962

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                       (963)

       C. Cost Applicable to Current Quarter Coal Billings                                         14,999
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                            1,162
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                     $ 13,837

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                        258,265

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                   $53.58

(a)    As represented by  Cost of Operation  plus  Federal Income Taxes  reported in Statement of Income.


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                         CENTRAL OHIO COAL COMPANY
                      STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $   382
Indirect Labor-UMW*                                          1,678
Benefits-UMW*                                                1,810
Salaries and Benefits-Nonunion                                 979
Operating Supplies                                             933
Repair Parts and Materials                                   1,198
Electricity and Other Utilities                                567
Outside Services-Maintenance, Haulage and Reclamation        1,003
Taxes Other Than Federal Income Taxes**                        389
Rental of Equipment                                             22
Depreciation, Depletion and Amortization                     7,352
Mining Cost Normalization***                                    (1)
Reclamation Cost-Net                                         2,765
Other Production Costs                                      (3,214)

Subtotal                                                    15,863

Transfers of Production Costs (to)/from Coal Inventory         (83)

          Total                                            $15,780

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                         CENTRAL OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION

                                           September 30, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $  324

Mining Structures and Equipment       47,800     46,183     1,617

Coal Interests (net of depletion)         24       -           24

Leasehold Improvements                 2,292      2,292      -

    Total Mining Plant in Service    $50,440    $48,475    $1,965